UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items
1. Press release re Attunity Reports Second Quarter 2007 Results

The Company is furnishing a press release as exhibit 99.1 to this Form 6-K. This press release provides financial measures for net loss, basic and diluted loss per share that exclude non-cash equity based compensation charges in accordance with SFAS 123R, non recurring expenses related to the disposal of subsidiaries in France and Australia, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net loss and loss per share while excluding non-cash equity based compensation charges in accordance with SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: August 1, 2007

Attunity Reports Second Quarter 2007 Results

BURLINGTON MA, July 25, 2007 – Attunity Ltd (NASDAQGM: ATTU) a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Composite Workplace Applications market, today reported its unaudited financial results for the second quarter ended June 30, 2007.

Financial highlights for the second quarter of 2007:

—	Revenues: $3,410,000, an increase of 10% compared to $3,111,000 in the second quarter of 2006.

—	Net Loss - GAAP: $1,325,000, compared to $1,816,000 in the second quarter of 2006, an improvement of 27%.

—	Net Loss – Non GAAP: $873,000, compared to $1,364,000 in the second quarter of 2006, an improvement of 36%. Non-GAAP net loss excludes equity based compensation expenses (1), termination benefit in connection with disposal of subsidiaries in France and Australia, and amortization of debt discount and deferred charges.

—	Net Operating Loss - GAAP: $1,081,000, compared to $1,578,000 in the second quarter of 2006, an improvement of 31%.

—	Net Operating Loss – Non GAAP: $840,000, compared to $1,350,000 in the second quarter of 2006, an improvement of 38%. Non-GAAP operating loss excludes equity based compensation expenses (1) and termination benefit in connection with disposal of subsidiaries in France and Australia.

—	Net Loss per Diluted Share - GAAP: $0.06, compared to $0.10 in the second quarter of 2006.

—	Net Loss per Diluted Share – Non GAAP: $0.04, compared to $0.08 in the second quarter of 2006. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (1), termination benefit in connection with disposal of subsidiaries in France and Australia, and amortization of debt discount and deferred charges.

(1) “Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“I am pleased to report our solid year-on-year revenue growth and reduction in losses”, stated Aki Ratner, Attunity CEO. “This second quarter also saw continued advances in customer adoption for Attunity InFocus, including winning our first InFocus customer in our APAC territories, within only the first two quarters of actively selling it there.”

Highlights of the Quarter

—	Continued excitement and interest for Attunity InFocus

—	First Attunity InFocus customer win in Asia Pacific

—	Identified two key vertical solution focus areas: Supply Chain Exception/Variability Management in the Supply Chain industries such as Manufacturing, and Operational Risk Management & Resolution in Financial Services

—	Moved to next phase of go-to market strategy, including partner, sales and other resources focusing on these specific vertical solution areas

—	Major customer wins across industry segments including: Intel, Telecom Italia, British Plasterboards, New Jersey Department of Labor Success, HKUST and British Car Auctions.

“Building on our early InFocus customer successes, we have now moved into the next phase of our strategy, one that is focused on specific vertical solution areas”, continued Mr. Ratner. “As we continue to build and target our partner focus, sales and other resources around those vertical solutions, we expect the coming quarters to show further success and sector recognition, as we move towards operational profitability.”

Attunity Conference Call

The company has scheduled a conference call and simultaneous Web cast on Wednesday, July 25, 2007, at 10 a.m. EST. To participate in the call, U.S. callers can dial 800.638.4930 and international callers can dial +1 617.614.3944 and enter the pass code 31941121 five minutes prior to the start time. The call will be available for replay through August 25th, 2007 by dialing 888.286.8010 (in the US) or 1 617.801.6888 (international) and entering the pass code 21835325. This call will also be broadcast live on the Internet. To register and view the Web cast, go to www.attunity.com/investor_relations. An online replay will be available approximately two hours after the call.

About Attunity

Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQGM: ATTU) is leading the innovative and fast growing Composite Workplace Applications space with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels to focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, and through a network of local partners. For more information, please visit us at www.attunity.com, which website is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R, non recurring expenses related to the disposal of subsidiaries in France and Australia, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss the role and capabilities of Attunity InFocus in the business applications market, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy Nasdaq’s requirements for continued listing; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,680	$5,080
Restricted cash	143	143
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 54 and $ 31 at June 30, 2007 and December 31, 2006, respectively)	1,370	2,829
Other accounts receivable and prepaid expenses	524	632
Assets of discontinued operations	-	33

Total current assets	6,717	8,717

LONG-TERM PREPAID EXPENSES	109	102

SEVERANCE PAY FUND	964	925

PROPERTY AND EQUIPMENT, NET	794	939

SOFTWARE DEVELOPMENT COSTS, NET	4,333	4,434

GOODWILL	6,164	6,118

DEFERRED CHARGES AND OTHER LONG TERM ASSETS, NET	533	118

Total assets	$19,614	$21,353

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$19	$2,022
Trade payables	463	523
Deferred revenues	3,125	2,454
Employees and payroll accruals	1,355	1,260
Accrued expenses and other liabilities	1,052	1,077

Total current liabilities	6,014	7,336

LONG-TERM LIABILITIES:
Convertible debt	757	418
Long-term debt	2,016	23
Accrued severance pay	1,241	1,264

Total long-term liabilities	4,014	1,705

SHAREHOLDERS' EQUITY:
Share capital	720	720
Additional paid-in capital	103,707	102,772
Accumulated other comprehensive loss	(649)	(569)
Accumulated deficit	(94,192)	(90,611)

Total shareholders' equity	9,586	12,312

Total liabilities and shareholders' equity	$19,614	$21,353

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited

Revenues:
Software licenses	$3,369	$3,821	$1,683	$1,506
Maintenance and services	3,361	3,307	1,727	1,605

	6,730	7,128	3,410	3,111

Operating expenses:
Cost of revenues	1,160	1,263	595	640
Research and development, net	2,166	1,916	1,128	939
Selling and marketing	4,366	4,786	1,978	2,343
General and administrative	1,408	1,555	740	767
Termination benefit in connection with disposal of
subsidiaries in France and Australia	761	-	50	-

Total operating expenses	9,861	9,520	4,491	4,689

Operating loss	(3,131)	(2,392)	(1,081)	(1,578)

Financial expenses, net	(455)	(392)	(230)	(192)
Other income (expenses)	40	(2)	-	(2)

Loss before income taxes	(3,546)	(2,786)	(1,311)	(1,772)
Taxes on income	35	63	14	44

Net loss	$(3,581)	$(2,849)	$(1,325)	$(1,816)

Basic and diluted net loss per share	$(0.15)	$(0.16)	$(0.06)	$(0.10)

Weighted average number of shares used in computing basic and diluted net loss per share	23,173	17,854	23,176	18,219

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited

GAAP operating loss	$(3,131)	$(2,392)	$(1,081)	$(1,578)
Stock based compensation (1)	390	478	191	228
Termination benefit in connection with disposal of subsidiaries in France and Australia (2)	761	-	50	-

Non-GAAP operating loss	$(1,980)	$(1,914)	$(840)	$(1,350)

GAAP net loss	$(3,581)	$(2,849)	$(1,325)	$(1,816)
Stock based compensation (1)	390	478	191	228
Termination benefit in connection with disposal of subsidiaries in France and Australia (2)	761	-	50	-
Financial expenses (3)	408	373	211	224

Non-GAAP net loss	$(2,022)	$(1,998)	$(873)	$(1,364)

GAAP basic and diluted net loss per share	$(0.15)	$(0.16)	$(0.06)	$(0.10)
Stock based compensation (1)	0.02	0.03	0.01	0.01
Termination benefit in connection with
disposal of subsidiaries in France and
Australia (2)	0.03	-	* )	-
Financial expenses (3)	0.02	0.02	0.01	0.01

Non-GAAP basic and diluted net loss per share	$(0.08)	$(0.11)	$(0.04)	$(0.08)

Weighted average number of shares used in computing basic and diluted net loss per share	23,173	17,854	23,176	18,219

*) Less than 0.01 per share

(1) Equity-based compensation expenses resulting
under SFAS 123(R):
Equity-based compensation expense included in
"Research and development"	$84	$103	$45	$46
Equity-based compensation expense included in "Selling and marketing"	107	129	41	72
Equity-based compensation expense included in
"General and administrative"	199	246	105	110

	$390	$478	$191	$228

(2) During March 2007, the Company decided to terminate the employment of all its employees in France and Australia.

(3) Financial expenses:
Amortization of debt discount	$339	$198	$170	$100
Amortization of deferred charges	69	175	41	124

	$408	$373	$211	$224